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                             January 12, 2024

       Jim Xu
       Chief Executive Officer
       LOBO EV TECHNOLOGIES LTD
       Gemini Mansion B 901, i Park, No. 18-17 Zhenze Rd
       Xinwu District, Wuxi, Jiangsu
       People   s Republic of China, 214111

                                                        Re: LOBO EV
TECHNOLOGIES LTD
                                                            Amendment No. 6 to
Registration Statement on Form F-1
                                                            Filed on November
17, 2023
                                                            File No. 333-270499

       Dear Jim Xu:

                                                        We have reviewed your
amended registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 27, 2023 letter.

       Form F-1 filed January 4, 2024

       General

   1. We note the changes you made to your disclosure appearing on the cover page, Summary and Risk Factor
sections relating to legal and operational risks associated with operating in China and PRC
regulations. It is unclear to us that there have been changes in the regulatory environment
in the PRC since the amendment that was submitted on November
                                                        29, 2023 warranting
revised disclosure to mitigate the challenges you face and related disclosures. The Sample
Letters to China-Based Companies sought specific disclosure
                                                        relating to the risk
that the PRC government may intervene in or influence your operations at any time, or may
exert control over operations of your business, which could result in a material change in your
operations and/or the value of the securities you are registering for sale. We remind you
that, pursuant to federal securities rules, the term    control
                                                        (including the terms
controlling,       controlled by,    and    under common control with   ) as
 Jim Xu
LOBO EV TECHNOLOGIES LTD
January 12, 2024
Page 2
      defined in Securities Act Rule 405 means    the possession, direct or
indirect, of the power
      to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise. The Sample Letters also sought specific disclosures relating to uncertainties regarding the enforcement of laws and that the rules and regulations in China can change quickly with little advance notice.
      We do not believe that your revised disclosure referencing the PRC
government   s intent to
      strengthen its regulatory oversight conveys the same risk. Please restore your disclosures in these areas to the disclosures as they existed in the registration statement as of the
      November 29, 2023 submission.
       Please contact Heather Clark at 202-551-3624 or Hugh West at 202-551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact
Bradley Ecker at 202-551-4985 or Geoffrey Kruczek at 202-551-3641 with any other questions.



                                                            Sincerely,
FirstName LastNameJim Xu
                                                            Division of
Corporation Finance
Comapany NameLOBO EV TECHNOLOGIES LTD
                                                            Office of
Manufacturing
January 12, 2024 Page 2
cc:       Lawrence Venick
FirstName LastName